UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

KUN PENG INTERNATIONAL LTD.
(Name of Issuer)

Ordinary shares, $0.0001 par value
(Title of Class of Securities)

12672T 108
(CUSIP Number)

Henry F. Schlueter, Esq. Schlueter & Associates, P.C. 5655 S. Yosemite Street, Suite 350 Greenwood Village, CO 80111 Tel: 303-292-3883
(Name/Address/Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2021 and April 11, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12672T 108	13D	Page 2 of 4

1	NAMES OF REPORTING PERSONS: Pui Chun Wong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 211,989,540(1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 211,989,540(1)
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 211,989,540 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 53.00%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)

(a) On May 17, 2021, the Issuer closed on a share exchange pursuant to which the Reporting Person acquired an aggregate of 22,202,954 shares of common stock of the Issuer in exchange for 100% of her shares of an unrelated company.

(b) On October 18, 2022, the Issuer effected a 10:1 forward stock split, resulting in the Reporting Person acquiring an additional 199,826,586 shares of common stock of the Issuer, resulting in an aggregate 222,029,540 shares of common stock held of record by the Reporting Person.

(c) On April 11, 2024, the Reporting Person closed on a securities purchase agreement dated March 25, 2024 with a private party pursuant to which the Reporting Person sold an aggregate of 10,040,000 shares of common stock at a purchase price of RMB 5,000,000 (US$690,865.38). This resulted in 211,989,540 shares of common stock held of record by the Reporting Person.

(2)	This calculation is based on 400,000,000 shares of common stock of the Issuer issued and outstanding as of the date of filing this Schedule 13D.

CUSIP No. 12672T 108	13D	Page 3 of 4

Item 1. Security and Issuer

This Schedule 13D relates to the $0.0001 par value shares of common stock of Kun Peng International Ltd., a corporation organized under the laws of the State of Nevada (the “Issuer”). The address of the principal executive office of the Issuer is 1F, Building 3, No. 1001 Huihe South Street, Banbidian Village, Gaobeidian Town, Chaoyang District, Beijing PRC.

Item 2. Identity and Background

Reporting Person:

(a)	Name: This Schedule 13D is being filed by Pui Chun Wong.

(b)	The address of the Reporting Person is No. 1001, Huihe South Street, Banbidian Village, Gaobeidian Town, Chaoyang District, Beijing, China. 100025.

(c)	Present Principal Occupation: The Reporting Person is a businesswoman.

(d)	Convictions: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceeding: During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: The Reporting Person is a citizen of Hong Kong.

Item 3. Source and Amount of Funds or Other Consideration

In May 2021, the Reporting Person was issued the 22,202,954 shares of common stock of the Issuer in exchange for 100% of her shares of an unrelated company pursuant to a share exchange agreement. In October 2022, the Issuer effected a 10:1 forward stock split pursuant to which the Reporting Person was issued an additional 199,826,586 shares of common stock, thereby increasing her shareholdings to 222,029,540 shares of common stock. On April 11, 2024, the Reporting Person closed on a securities purchase agreement dated March 25, 2024 with an unrelated party pursuant to which the Reporting Person sold an aggregate of 10,040,000 shares of common stock at a purchase price of RMB 5,000,000 (US$690,865.38). This resulted in 211,989,540 shares of common stock held of record by the Reporting Person.

Item 4. Purpose of Transaction

The Reporting Person has held, and continues to hold, all shares of the Issuer owned by her for investment purposes.

Item 5. Interest in Securities of the Issuer

(a)	The responses to Items 11 and 13 of the cover page to this Schedule 13D are incorporated herein.

(b)	The responses to Items 7 through 10 of the cover page to this Schedule 13D are incorporated herein.

(c)	The Reporting Person has not entered into any transactions in the shares of common stock during the sixty days immediately prior to the filing of this Schedule 13D.

(d)	As of the date of filing of this Schedule 13D, no person, other than the Reporting Person, is known to have had the power to direct the receipt of dividends from, or proceeds from the sale of, any of the shares of common stock owned by the Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no other contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

None

CUSIP No. 12672T 108	13D	Page 4 of 4

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 2024	/s/ Pui Chun Wong
Pui Chun Wong